Trading Symbol: EZM – TSX	Exhibit 99.6

1601 – 543 Granville Street, Vancouver, B.C. V6C 1X8

Trading Symbol: EZM – TSX

NEWS RELEASE

May 12, 2005

Release 06-05

EUROZINC MINING CORPORATION

 REPORTS FIRST QUARTER 2005 NET EARNINGS OF $18.6 MILLION

AND START-UP OF ZINC DEVELOPMENT AT NEVES-CORVO

(All dollar amounts are expressed in U.S. currency unless otherwise indicated)

C.K. Benner, Vice Chairman and CEO, commented that, “The first quarter performance of the Company’s Neves-Corvo mine was on target to produce 200 million pounds of contained copper for 2005. As a result of the strong financial performance, the Company was able to repay $26.3 million of the price participation loan so the balance of the loan is currently $21.7 million. Based on present performance it is expected that the full amount of the $48 million loan will be retired by October 31, 2005.”

The Company is also pleased to announce a $5.2 million capital expenditure program for the development of an “in-mine” zinc project at Neves-Corvo. The capital is for mining equipment to develop the zinc zones and to retrofit the tin circuit at Neves-Corvo to facilitate producing zinc concentrate. Underground development has begun and the Company expects to be producing zinc concentrate by June of 2006 at a rate of approximately 25,000 tonnes of contained zinc metal, or 55 million pounds of zinc, per annum. As well, studies are well advanced to increase the contained metal output to 50,000 tonnes or greater.

First Quarter Highlights – 2005

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Unaudited net earnings were $18.6 million or $0.04 (CDN$0.05) per share in the first quarter of 2005.

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Cash flow from operations before changes to non-cash working capital items was US$26.6 million or US$0.05 (CDN$0.06) per share for the first quarter of 2005.

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Cash and working capital increased to $44.8 million and $20.2 million, respectively, as of March 31, 2005.

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Net debt (long term debt less cash) was reduced to $106.8 million as of March 31, 2005, from $110.0 million as of December 31, 2004, and the net debt to equity ratio was reduced to 0.65 to 1 as of March 31, 2005, from 0.80 to 1 as of December 31, 2004.

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The Neves-Corvo mine produced 46.4 million pounds (21,029 tonnes) of copper and processed 510 thousand tonnes of ore in the first quarter of 2005.

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EuroZinc realized $1.44 per pound of copper sold in the first quarter of 2005 after taking into account the effect of short call copper options.

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EuroZinc purchased the balance (51%) of the Neves-Corvo price participation rights from Empresa de Desenvolvimento Mineiro, SGPS, S.A. (“EDM”) in January of 2005 for $26 million.

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EuroZinc arranged a 40 million Euro (US$51.7 million) unsecured, three-year commercial paper facility, which was used to repay the existing US$50 million debt.

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EuroZinc completed the technical review and feasibility update on the Aljustrel mine during the first quarter of 2005. The reopening of the mine is contingent on establishing satisfactory agreements with labour and government on some outstanding key issues. Concurrently, management is examining financing alternatives, which do not include the issuance of additional equity.

EuroZinc will hold an investor conference call to discuss the First Quarter 2005 Financials on Friday, May 13, at 8:00 AM Pacific Standard Time (11:00 AM Eastern Standard Time). To participate in the conference call please dial, toll free in North America 1-866-883-9959, or 416 642-5213 within the Toronto area or internationally. Alternatively, a live audio webcast of the conference call will be available on EuroZinc’s website at www.eurozinc.com. The webcast will also be archived on the EuroZinc website.

Additional information relating to the Company, including the First Quarter 2005 Report, the 2004 Annual Consolidated Financial Statements, the Annual Information Form, and the Management Information Circular are available on the SEDAR website at www.sedar.com and the Company’s website at www.eurozinc.com.

EuroZinc is a mid-tier base metals mining company, headquartered in Vancouver B.C., Canada.  The company currently owns two mines located in Portugal, the Neves Corvo copper mine, which is in production, and the Aljustrel zinc mine, which is presently under care and maintenance. The company’s shares are traded on the Toronto Stock Exchange under the symbol EZM.

For further information please contact:

Colin K. Benner	Ron Ewing	A.J.Ali
Vice Chairman and CEO	Executive Vice President	Executive Vice President and CFO
(604) 681-1337	(604) 681-1337	(604) 681-1337

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.